Term sheet To prospectus dated December 2, 2005, prospectus supplement dated December 5, 2005	Term Sheet to Prospectus Supplement Registration Statement No. 333-130112 Dated December 2, 2005 Rule 433
Kansas City Southern
$210MM
5 1/8 % Cumulative Convertible Perpetual Preferred
In the event of an inconsistency between this Term Sheet and the preliminary Prospectus Supplement dated December 5, 2005, you should rely on the information in this Term Sheet.

Issuer:	Kansas City Southern
Common stock symbol:	KSU
Title of securities:	5 1/8 % Cumulative Convertible Perpetual Preferred, Series D
Aggregate liquidation preference offered:	$210,000,000
Liquidation preference per share	$1,000
Issue price:	100%
Overallotment option:	None
Aggregate Underwriting Compensation:	$6,300,000
Net proceeds:	$200.25 million
Annual dividend rate:	5.125% per annum, when, as and if declared by the board of directors. Dividends may be paid in cash, in common stock of the Issuer, or a combination thereof. The type of dividend payment will be announced by the Issuer via press release 15 trading days prior to the record date of such dividend.
Conversion premium (approximately):	29.03%
Reference price:	$23.25
Conversion price:	$30.00 per share of common stock
Conversion rate:	33.3333 shares of common stock per $1,000 liquidation preference of shares
Dividend payment dates:	February 15, May 15, August 15 and November 15
Maturity Date::	Perpetual
Forced Conversion	On or after February 20, 2011, the Issuer may automatically convert all, but not less than all, the preferred stock at the then existing conversion rate per $1,000 liquidation preference of shares, but only if (i) closing sale price of common stock multiplied by the conversion rate then in effect equals or exceeds 130% of the liquidation preference for 20 trading days during any consecutive 30 trading day period, and (ii) the issuer has paid all accumulated and unpaid dividends on the dividend payment date immediately preceding the forced conversion date.
Put Dates:	None
Fundamental Change:	Holders may require the issuer to redeem all or a portion of their preferred stock upon the occurrence of a fundamental change. Issuer may pay the fundamental change redemption price in cash, shares or any combination thereof. In no event, however, will Issuer deliver more than 52,500,000 shares of common stock (or more than 250 shares of common stock per liquidation preference of $1,000) in satisfaction of the redemption price (subject to adjustment).
Ranking:	The preferred stock will be, with respect to dividend rights and rights upon liquidation, winding up or dissolution:
• junior to all Issuer’s existing and future debt obligations;

• junior to each other class or series of Issuer’s capital stock other than (a) shares of its common stock and any other class or series of its capital stock the terms of which provide that such class or series will rank junior to the preferred stock and

(b) any other class or series of Issuer’s capital stock the terms of which provide that such class or series will rank on a parity with the preferred stock
• on a parity with any class or series of Issuer’s capital stock the terms of which provide that such class or series will rank on a parity with the preferred stock;
• senior to Issuer’s common stock and any other class or series of its capital stock the terms of which provide that such class or series will rank junior to the preferred stock; and
• effectively junior to all of Issuer’s subsidiaries’ (1) existing and future liabilities and (2) capital stock held by others.
Use of proceeds:	Issuer expects to receive approximately $200.25 million in net proceeds from this offering, after deducting the underwriter’s discount and its estimated offering expenses. Kansas City Southern has entered into an agreement to use the net proceeds from the sale of our preferred stock, in part, to purchase 9,000,000 shares of the Issuer’s common stock formerly held by Grupo TMM, S.A. (“TMM”).
Listing	There is no plan to list the preferred stock on any securities exchange or to include them in any automated quotation system.
Trade date:	12/06/2005
Settlement date:	12/09/2005
CUSIP:	485170807
Underwriters:	Morgan Stanley & Co. Incorporated (Bookrunner)
Adjustment to conversion rate upon a Fundamental Change:	The following table sets forth the stock price, effective date and number of additional shares to be issuable per $1,000 liquidation preference of preferred stock. The following table (see next page) applies if a holder elects to convert its preferred stock following a fundamental change notice and prior to February 20, 2016.
In no event, however, will the total number of shares of common stock issuable upon conversion exceed 43.0108 per $1,000 liquidation preference per share of preferred stock, subject to adjustments. In addition, if the stock price per share of Issuer’s common stock is less than $23.25 or more than $140 (subject to adjustment), Issuer is not required to increase the conversion rate.

Effective Date		Stock Price (in USD)
	23.25	25.00	27.50	30.00	32.50	35.00	40.00	45.00	50.00	55.00
12/9/2005	9.7743	8.4660	7.3729	6.6883	6.1387	5.6691	4.9061	4.3127	3.8380	3.4495
2/15/2007	9.7094	8.4249	7.3531	6.6736	6.1254	5.6567	4.8953	4.3031	3.8293	3.4416
2/15/2008	9.6615	8.3955	7.3394	6.6636	6.1163	5.6483	4.8879	4.2965	3.8234	3.4363
2/15/2009	9.6083	8.3626	7.3233	6.6513	6.1051	5.6379	4.8788	4.2884	3.8161	3.4297
2/15/2010	9.5680	8.3393	7.3133	6.6440	6.0985	5.6318	4.8735	4.2837	3.8118	3.4258
2/15/2011	9.5331	8.3209	7.3066	6.6394	6.0943	5.6279	4.8701	4.2806	3.8091	3.4233
2/15/2012	9.4862	8.2928	7.2946	6.6307	6.0864	5.6206	4.8636	4.2749	3.8040	3.4186
2/15/2013	9.4434	8.2652	7.2801	6.6192	6.0759	5.6108	4.8551	4.2674	3.7971	3.4124
2/15/2014	9.4083	8.2443	7.2688	6.6099	6.0674	5.6029	4.8482	4.2612	3.7916	3.4074
2/15/2015	9.3760	8.2233	7.2572	6.6004	6.0586	5.5948	4.8411	4.2549	3.7859	3.4022
2/15/2016	9.3558	8.2094	7.2485	6.5931	6.0519	5.5886	4.8356	4.2500	3.7816	3.3982

Effective	Stock Price (in USD)
Date	60.00	65.00	70.00	75.00	80.00	95.00	110.00	125.00	140.00
12/9/2005	3.1258	2.8519	2.6172	2.4137	2.2357	1.8140	1.5074	1.2743	1.0912
2/15/2007	3.1186	2.8453	2.6110	2.4079	2.2303	1.8095	1.5034	1.2709	1.0881
2/15/2008	3.1137	2.8407	2.6068	2.4040	2.2266	1.8064	1.5008	1.2685	1.0860
2/15/2009	3.1076	2.8352	2.6016	2.3992	2.2221	1.8026	1.4975	1.2656	1.0834
2/15/2010	3.1041	2.8319	2.5985	2.3963	2.2194	1.8003	1.4955	1.2639	1.0819
2/15/2011	3.1018	2.8298	2.5966	2.3945	2.2177	1.7989	1.4943	1.2628	1.0809
2/15/2012	3.0975	2.8258	2.5929	2.3911	2.2145	1.7962	1.4920	1.2607	1.0791
2/15/2013	3.0919	2.8206	2.5881	2.3865	2.2102	1.7926	1.4889	1.2580	1.0767
2/15/2014	3.0872	2.8163	2.5841	2.3828	2.2067	1.7897	1.4863	1.2558	1.0747
2/15/2015	3.0825	2.8120	2.5801	2.3791	2.2032	1.7867	1.4838	1.2535	1.0727
2/15/2016	3.0789	2.8086	2.5769	2.3762	2.2005	1.7844	1.4818	1.2518	1.0711

Price range of common stock	The common stock of the Issuer is listed on the New York Stock Exchange under the Symbol KSU. The following table sets forth the high and low closing sale prices of the Issuer’s common stock, as reported by the New York Stock Exchange.

	High	Low
Fiscal 2003	$14.97	$10.65
First Quarter	13.02	10.65
Second Quarter	12.78	10.70
Third Quarter	13.37	10.60
Fourth Quarter	14.97	10.95

Fiscal 2004	$18.08	$12.60
First Quarter	15.35	13.39
Second Quarter	15.53	12.60
Third Quarter	15.53	13.27
Fourth Quarter	18.08	15.22

Fiscal 2005	$25.56	$16.09
First Quarter	20.03	16.09
Second Quarter	20.71	18.61
Third Quarter	23.31	19.72
Fourth Quarter	25.56	20.81
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling, if you are a retail investor, toll-free 1-800-584-6837 or if you are an institutional investor by calling toll-free 1- 866-718-1649.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the preferred stock or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense
Morgan Stanley
December 5, 2005

You should read this Term Sheet together with the prospectus dated December 2, 2005, as supplemented by the prospectus supplement dated December 5, 2005, relating to the preferred stock. You may access these documents on the SEC Web site at www.sec.gov (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site), including:
      http://www.sec.gov/Archives/edgar/data/54480/000095013705014472/0000950137-05-014472-index.htm